FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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[  ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)

1. Name and Address of Reporting Person*
2. Issuer Name and Ticker or Trading Symbol

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

Rankin (Last)	William (First)	George (Middle)		UQM Technologies, Inc. "UQM"				X_ Director ____ 10% Owner
7501 Miller Drive (Street Address)
3. IRS Identification Number of Reporting Person, if an entity (Voluntary)
							4. Statement for Month/Day/Year 11/19/02	X_ Officer ____ Other (give title below) (specify below) Chairman and President
Frederick (City)	Colorado (State)	80530 (Zip)
5 If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)

  X  Form filed by One Reporting Person ___ Form filed by More Than One Reporting Person

Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Transaction Code (Instr. 8)
4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
								5. Amount of Securities Beneficially Owned Following Reporting Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I)
7. Nature of Indirect Beneficial Ownership

			Code	V	Amount	(A) or (D)	Price		(Instr. 4)
(Instr. 4)

Common Stock	11/19/02	N/A	S		20,000 shares	D	$2.55	74,000	D	N/A

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.Ownership Form of Derivative Security Direct (D) or Indirect (I) (Instr. 4)	11.Nature of Indirect Beneficial Ownership (Instr. 4)
								Date Exer- cisable	Expir- ation Date	Title	Amount or Number of Shares
				Code	V	(A)	(D)
Call Options													828,673	D	N/A

Explanation of Responses:

* Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	/s/ William G. Rankin	*November 21, 2002
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	**Signature of Reporting Person	Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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